Mail Stop 3561

March 9, 2007

Via U.S. Mail & Facsimile (212) 661-5350
Mr. William Solko
President and Chief Executive Officer
Northeast Auto Acceptance Corp.
2174 Hewlett Ave., Suite 206
Merrick, NY 11566

> **Re:** **Northeast Auto Acceptance Corp.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed March 7, 2007**
> **File No. 000-51997**

Dear Mr. Solko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Selected Financial Data, page 12

1. Please revise to include selected financial data for fiscal years 2002 and 2001. See Item 301 of Regulation S-K. Also, please revise to include parenthesis around the net loss per share amounts for fiscal year 2005 and to revise the caption of the line item to read "net income (loss) per share."

Management's Discussion and Analysis

- Results of Operations for the Three Months Ended September 30, 2006

2. We note your disclosure that your combined expenses for officers salaries, consulting fees and interest was $304,253 for the three month period ended September 30, 2006 compared to the comparable period in 2005 when such expenses were $453,813. However, your disclosure states several reasons for the increase in such expenses. In light of the fact that there appears to be a decrease in the combined expenses (rather than an increase), please revise your disclosure

> to include reasons for the decrease in combined expenses for officers salaries, consulting fees and interest between comparable periods.

- Results of Operations for the Nine Months Ended September 30, 2006

3. We note your disclosure that your combined expenses for officers salaries, consulting fees and interest was $842,749 for the nine month period ended September 30, 2006 compared to the comparable period in 2005 when such expenses were $733,346. However, the amount of officers salaries, consulting fees, and interest expense for the nine month period ended September 30, 2005 is $1,767,400 according to the statement of operations. Please revise your disclosure to include the appropriate amounts and to discuss the reasons why consulting fees and interest expense significantly decreased for the nine months ended September 30, 2006 when compared to the comparable period in 2005.

Report of Independent Registered Public Accounting Firm, page F-1

4. We note from your response to our prior comment 4 that you have included a note in the financial statements to discuss the restatement of previously issued financial statements. Please revise the heading of this note to clearly indicate that this note discussing the restatement is "Note 18" as referenced in the audit report. Also, please revise to disclose the amount of the change in interest expense and the effect on earnings (loss) per share. See paragraph 26(a) of SFAS No. 154. Additionally, we note your disclosure that common stock was increased by $1,034,000 and retained earnings (deficit) increased by $1,034,000 as of December 31, 2005, however it appears that the changes in these equity amounts between Amendment 2 to Form 10 filed December 8, 2006 and Amendment 4 to Form 10 filed March 7, 2007 is greater than the amount indicated in the disclosure. Please revise accordingly.

Consolidated Statements of Changes in Stockholders' Equity, page F-4

5. We note that you have revised your presentation of the reverse merger in the statement of stockholders' equity but do not believe your revised presentation is appropriate. Please note that the value assigned to the 17,000,000 shares of $100,000 should be reflected in a similar manner as the 17,000,000 shares and should be included in the January 1, 2003 opening balance amount for common stock. Please revise as appropriate.

Notes to the Financial Statements

Note 6. Notes and Loans Payable, page F-10

6. We note from your response to our prior comment 7 that you have revised Note 6 to indicate that the 9% $250,000 convertible demand note is dated December 31, 2004. In light of the date of the note, please tell us why the note is not included in the notes and loans payable balance as of December 31, 2004. Please revise your disclosure as necessary. Additionally, as previously requested, please revise to disclose in the notes to your financial statements, the pertinent rights and privileges of the convertible debt.

Note 8. Common Stock

7. We note from your response to our prior comment 8 and your revised disclosure in Note 13 that several of the transactions during fiscal year 2004 in which you issued stock for consulting fees and repayment of debt were valued based on the fair value of services rendered or by negotiation. However, we do not believe that your revised disclosures indicate how the value of the stock (i.e., the number of shares to be issued for the applicable debt/fees) was determined. For each of the transactions during 2004 that do not indicate that the value of the stock was determined based on the market price of the stock, please explain to us why you believe the assigned value is appropriate. As part of your response, please indicate to us how you determined the number of shares to be issued for the fair value of the services rendered or debt repaid.

Other

8. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement. Because you have generated a loss in each of the two most recent fiscal years, please note that you would not meet the conditions in paragraph (b) of this rule and are required to file updated audited financial statements for the year ended December 31, 2006.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3454 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 661-5350
        Paul Goodman, Esq.
        Cyruli, Shanks & Zizmor, LLP